SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of March 2004
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


                  L'Acropole, 954-980 avenue Jean Mermoz, 34000
                    Montpellier, FRANCE (Address of principal
                               executive offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F
                                    ----            -------
 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes         No      X
                                     -------      ----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           [Genesys Conferencing Logo]



                    Genesys Conferencing Reports Q4 and 2003
                                Financial Results

Denver, Colorado and Montpellier, France - March 31, 2004 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), a leading multimedia conferencing specialist, today reported financial results for the fourth quarter and fiscal year ended December 31, 2003. All results are reported under French Generally Accepted Accounting Principles (GAAP).

     (in millions)        USD(1)           EUR                                 USD(1)            EUR
                          ------           ---                                 ----              ---
Revenue
           Q4 2003       $ 42.0       (euro) 35.3                   2003      $ 179.8      (euro) 159.5
           Q4 2002       $ 46.4       (euro) 46.4                   2002      $ 189.5      (euro) 201.4

          Change %       -9.6%             -24.0%                              -5.1%             -20.8%

EBITDA(2)
           Q4 2003       $ 8.3         (euro)7.0                    2003       $ 40.7       (euro)36.2
           Q4 2002       $ 6.9         (euro)6.9                    2002       $ 28.1       (euro)29.9

          Change %       +20.3%            +1.4%                               +44.8%            +21.0%


"Increased gross margins, greater productivity and improved cash flow in 2003 are the result of comprehensive operating initiatives we began to implement in 2002" said Francois Legros, Chairman and Chief Executive Officer. "With significantly reduced overhead costs and increased profitability, we will concentrate a greater percentage of our resources on efforts directed at increasing user adoption of our fully-integrated multimedia conferencing services and penetration of our core customer segments."

2003 Accomplishments

     o Total volume of 1.3 billion minutes, 32.1% growth in automated and multimedia minutes

     o Created and introduced bundled Multimedia Minute pricing strategy for delivering fully integrated audio, video and Web services

     o    Consolidated nine production facilities into three global centers

     o    Implemented single, unified MIS platform

Automated Services and Cost Improvements Drive Performance in Fourth Quarter and 2003

In U.S. dollars, fourth quarter 2003 revenue was $42.0 million compared to $46.4 million in the prior year, a 9.6% decline. Fourth quarter 2003 revenue was
(euro)35.3 million compared to (euro)46.4 million last year, reflecting exchange rate fluctuation, price erosion and the continuing shift to automated services, which carry higher margins but generate lower per-minute revenues than operator-assisted services. As anticipated, in U.S. dollars, 2003 revenue was $179.8 million compared to $189.5 million in 2002, a 5.1% decline.


Total call volumes were 323 million minutes in the fourth quarter of 2003, up 2.6% from the prior year. Automated services call volumes were up 15% from the fourth quarter of 2002. Automated services represented approximately 72.4% of total revenue in the fourth quarter and 87% of total audio volume.

For 2003, total call volumes were 1.3 billion minutes, up 13.3% from 1.2 billion in the prior year including a 32.1% increase in automated services call volumes from the prior year. The company expects the migration of its revenue mix towards a greater percentage of higher-margin, but lower-priced automated and multimedia conferencing services to continue through 2004 until revenue from those services represent at least 80% of total revenues.

Francois Legros commented that "Since the introduction of the Multimedia Minute pricing plan which is targeted to high volume, large enterprise buyers who seek a transparent, usage based pricing methodology for simplifying their procurement of audio, Web and video conferencing services, we are experiencing a higher adoption rate of multimedia services by new and existing users."

Gross margin increased to 65.1%, compared to 55.9% in the fourth quarter of 2002, primarily as a result of greater cost efficiencies and higher productivity of the consolidated production centers, as well as the continuing improvement of our mix of higher-margin automated services. For 2003, gross margin increased to 64.3% in 2003 from 56.6% in 2002.

Selling, general and administrative expenses, excluding non-recurring charges, in the fourth quarter of 2003 declined 7.2% to $23.1 million compared to $24.9 million in the fourth quarter of 2002. In euros, fourth quarter 2003 selling, general and administrative expenses, excluding non-recurring charges were
(euro)19.4 million, compared to (euro)24.9 million in the fourth quarter of 2002. The improvement in selling, general and administrative expenses was primarily due to the Company's continuing cost-reduction initiatives, including the greater centralization of certain operations and functional groups. For the full year 2003 selling, general and administrative expenses, excluding non-recurring charges, were reduced 10.1% to $89.4 million compared to $99.4 million in 2002. In euros, 2003 selling, general and administrative expenses, excluding non-recurring charges, were (euro)79.0million as compared to
(euro)105.7 million in 2002.

Earnings before interest, taxes, depreciation and amortization (EBITDA(2)), before non-recurring charges, in U.S. dollars, was $8.3 million for the fourth quarter 2003 compared to $6.9 in the same period last year. Fourth quarter 2003 EBITDA, before non-recurring charges, was (euro)7.0 million compared to
(euro)6.9 million in the prior-year period. EBITDA for the fourth quarter of 2003 excluded non-recurring charges of approximately (euro)0.5 million representing costs associated with employee-related separations. In U.S. dollars, 2003 EBITDA, before non-recurring charges, increased 44.8% to $40.7 million compared to $28.2 million in 2002. In line with previous guidance, EBITDA before non-recurring charges, increased to (euro)36.2 million in 2003, compared to (euro)29.9 million in 2002.

The Company evaluated the carrying value of its long-lived assets, consisting primarily of goodwill and intangible assets. For the fourth quarter of 2003, a reduction of (euro)33.0 million in the carrying value of intangible and other long-lived assets was recorded as a result of this assessment.

Liquidity

The Company improved its net cash position from (euro)6.6 million (or $ 6.9 million) at December 31, 2002, to (euro)17.8 million (or $22.5 million) as of December 31, 2003, including (euro) 5.4 million of net proceeds from a rights offering. Capital expenditures totaled (euro)9.5 million (or $10.9 million) for 2003, including (euro)3.5 million (or $4.1 million) related to fiscal 2004 capital expenditures which were accelerated into December 2003 in order to take advantage of certain purchase incentives.

"Our increase in cash on hand demonstrates the company's improving ability to generate free cash flow from operations and to support its capital structure" said Michael E. Savage, Executive Vice President and Chief Financial Officer. The company's leverage ratio, net debt to EBITDA(2), improved to 2.5x at the end of 2003 from 3.9x at fiscal year end 2002.


Guidance 2004

The following contains forward-looking guidance regarding Genesys' financial outlook and is based on current expectations. The company anticipates the following factors will contribute to its near-term revenue and EBITDA performance:

     o    Volume growth from automated and multimedia conferencing services

     o Greater penetration of high-volume, price-competitive large enterprise customers

     o    Industry-wide price erosion

     o    Further centralization of functional operating teams and processes

     o    Continued weakness of U.S. dollar


   2004 Guidance
        (in millions)            USD(3)                         EUR
                                 ----                           ---

              Revenue        $175 to $181             (euro) 140 to(euro)145
               EBITDA         $40 to $44                (euro)32 to(euro)35


2004 EBITDA forecast excludes expected non-recurring items of approximately
(euro)2.0 million related to the company's anticipated cost reduction initiatives, including its efforts to further centralize functional teams and processes.


Conference Call and Webcast

Chief Executive Officer Francois Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host a conference call on Wednesday, March 31, 2004, at 5:30 p.m. Central European Time or 10:30 a.m. Eastern Standard Time to discuss 2003 financial results.
The conference call will be webcast live and may be accessed at www.genesys.com. A replay of the call will be available at www.genesys.com.




____________
(1) USD amounts were calculated using the average quarterly exchange rate.
(2) EBITDA before non-recurring expenses. See attached Note to consolidated statements of operations for reconciliation of Operating Income and EBITDA.
(3) USD amounts were calculated using an analyst consensus for expected average 2004 exchange rates of (euro)1.00 = $ 1.25.


Financial Tables to follow.

Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 15, 2003. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing
Genesys Conferencing is a global leader in integrated multimedia conferencing, providing a full range of practical and innovative real-time collaboration and conferencing services to over 18,000 clients worldwide. A leading multimedia conferencing specialist, with an unmatched global presence, Genesys Conferencing has established its integrated multimedia technology in 21 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing is listed on the Nouveau Marche in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.




At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Phone: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

Tricia Heinrich
Public Relations
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

                              Genesys Conferencing
         French GAAP Consolidated Balance Sheets (in thousands of Euros)

                                                                               At December 31,
                                                                       -------------- -- --------------
                                                                           2002              2003
                                                                       --------------    --------------
ASSETS
Fixed assets
  Goodwill, net                                                         (euro)77 504      (euro)54 992
  Intangible assets, net                                                      80 715            47 504
  Tangible assets, net                                                        27 502            22 014
  Financial assets, net                                                        1 194             1 255
  Investments in affiliated companies                                            118               141
-------------------------------------------------------------------    --------------    --------------
Total fixed assets                                                           187 033           125 906
Current assets
  Inventory                                                                       72                29
  Accounts receivable, less allowances ((euro)3,502
  and (euro)2,537 at December 31, 2002 and 2003, respectively)                35 929            30 206
  Deferred tax assets                                                            361               840
  Other current assets                                                         7 919            10 600
  Prepaid expenses and deferred charges                                        5 834             4 858
  Marketable securities                                                          109             9 614
  Cash at bank                                                                 9 886            12 094
-------------------------------------------------------------------    --------------    --------------
Total current assets                                                          60 110            68 241
-------------------------------------------------------------------    --------------    --------------
Total assets                                                           (euro)247 143     (euro)194 147
                                                                       ==============    ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' Equity
Ordinary shares, nominal value of(euro)5 and(euro)1 per share at
Dec. 31, 2002 and 2003, respectively ; 15,409,933 and
18,307,756 shares issued and outstanding at Dec. 31, 2002 and
2003, respectively                                                      (euro)77 051      (euro)18 308
 Common shares to be issued                                                    1 332               140
 Additional paid-in capital                                                  180 652           185 080
 Additional paid-in capital to be issued                                       6 344             3 844
  Accumulated deficit                                                      (103 250)         (137 950)
  Net loss for the period                                                   (96 617)          (36 544)
  Currency translation adjustments                                             8 111            15 945
-------------------------------------------------------------------    --------------    --------------
Total shareholders' equity                                                    73 623            48 823

Provisions for risks and charges                                               7 505             5 558
Long-term debt
  Long-term portion of long term debt                                        119 537            82 445
  Long-term portion of capitalized lease obligations                             673               298
-------------------------------------------------------------------    --------------    --------------
Total long-term debt                                                         120 210            82 743
Current liabilities
  Bank overdrafts                                                              3 417             3 850
  Accounts payable and accrued liabilities                                    20 276            14 353
  Tax payable and deferred compensation                                       15 553            15 611
  Current portion of long-term debt                                            2 390            19 144
  Current portion of capitalized lease obligations                             1 844               572
  Deferred revenue                                                               352                88
  Other liabilities                                                            1 973             3 405
-------------------------------------------------------------------    --------------    --------------
Total current liabilities                                                     45 805            57 023
                                                                       --------------    --------------
Total liabilities and shareholders' equity                             (euro)247 143     (euro)194 147
                                                                       ==============    ==============

                              Genesys Conferencing
                French GAAP Consolidated Statements of Operations
                   (in thousands of Euros, except share data)


                                                              Three Months                          Twelve months
                                                           ended December 31,                     ended December 31,
                                                  --------------------------------------   ---------------------------------
                                                        2002                 2003            2002               2003
                                                  -----------------    -----------------   --------------    ---------------
Revenue
   Services                                          (euro) 46 234        (euro) 35 233    (euro)199 778     (euro) 159 155
   Products                                                    169                   50            1 595                345
------------------------------------------------- -----------------    -----------------   --------------    ---------------
                                                            46 403               35 283          201 373            159 500
Cost of Revenue
   Services                                                 20 323               12 320           86 161             56 736
   Products                                                    136                    8            1 250                207
------------------------------------------------- -----------------    -----------------   --------------    ---------------
                                                            20 459               12 328           87 411             56 943
                                                  -----------------    -----------------   --------------    ---------------
Gross Profit                                                25 944               22 955          113 962            102 557
Operating expenses
   Research and development expenses                         1 127                1 055            4 734              4 183
   Selling and marketing expenses                           10 776                8 934           49 976             37 394
   General and administrative expenses                      14 397                9 858           58 631             39 032
   Restructuring charge                                        598                  540              598              2 147
   Amortization of identifiable intangible assets           14 849               24 631           25 782             31 805
------------------------------------------------- -----------------    -----------------   --------------    ---------------
                                                            41 747               45 018          139 721            114 561
                                                  -----------------    -----------------   --------------    ---------------
Operating loss                                            (15 803)             (22 063)         (25 759)           (12 004)
Financial expense, net                                     (1 777)              (1 436)         (10 884)            (7 201)
Equity in income (loss) of affiliated companies                  7                   12              (8)                 22
Income tax credit (expense)                                  (848)                  594          (3 442)            (1 982)
Amortization of goodwill                                  (49 060)             (11 370)         (56 524)           (15 379)
------------------------------------------------- -----------------    -----------------   --------------    ---------------
Net loss                                           (euro) (67 481)      (euro) (34 263)   (euro)(96 617)    (euro) (36 544)
                                                  =================    =================   ==============    ===============
Basic and diluted net loss per share                 (euro) (4,34)        (euro) (1,87)    (euro) (6,22)      (euro) (2,20)
                                                  -----------------    -----------------   --------------    ---------------
Number of outstanding shares used                       15 547 280           18 364 462       15 541 898         16 579 986
in computing basic and diluted net
loss per share

                              Genesys Conferencing
           Notes to French GAAP Consolidated Statements of Operations
                             (in thousands of Euros)

                                                                      Three months ended         Twelve months ended
                                                                         December 31,                December 31,
                                                                  --------------------------- ---------------------------
                                                                      2002          2003          2002          2003
                                                                  ------------- ------------- ------------- -------------
 NOTE A- EBITDA calculation
 General and Administrative expenses                              (euro)14 397   (euro)9 858  (euro)58 631  (euro)39 032
 Amortization of deferred acquisition and deferred financing
costs                                                                    (418)         (384)       (1 669)       (1 570)
                                                                  ------------- ------------- ------------- -------------
 Operating General and Administrative expenses
before amortization of deferred acquisition and deferred
financing costs                                                  (euro) 13 979  (euro) 9 474 (euro) 56 962 (euro) 37 462
                                                                  ============= ============= ============= =============


 Operating loss                                                (euro) (15 803)(euro)(22 063)(euro)(25 759)(euro)(12 004)
 Amortization of identifiable intangible assets                         14 849        24 631        25 782        31 805
 Amortization of deferred acquisition and deferred financing
costs                                                                      418           384         1 669         1 570
 Exceptional charges (income)                                               21             8          (71)           150
                                                                  ------------- ------------- ------------- -------------
 Operating income (loss) restated for the above items                    (515)         2 960         1 621        21 521
                                                                  ------------- ------------- ------------- -------------
 Depreciation and operating provision                                    5 792         3 477        20 039        12 498
                                                                  ------------- ------------- ------------- -------------
 EBITDA                                                                  5 277         6 437        21 660        34 019
                                                                  ------------- ------------- ------------- -------------
 Early termination of a Rich Media contract                                  -             -         3 231             -
 Restructuring charge and  separation costs                              1 588           540         3 349         2 147
 Other non-recurring expenses                                                -             -         1 700             -
                                                                  ------------- ------------- ------------- -------------
EBITDA before non-recurring expenses                              (euro) 6 865  (euro) 6 977 (euro) 29 940 (euro) 36 166

                                                                      Three months ended         Twelve months ended
 NOTE B- Detail of financial expenses, net                               December 31,                December 31,
                                                                  --------------------------- ---------------------------
                                                                      2002          2003          2002          2003
                                                                  ------------- ------------- ------------- -------------
 Interest and other financial income                                 (euro) 26     (euro) 35    (euro) 191    (euro) 124
 Foreign exchange gains                                                  1 629           621         3 718         2 698
                                                                  ------------- ------------- ------------- -------------
 Total financial income                                                  1 655           656         3 909         2 822

 Interest and other financial expenses                                   2 020         1 500         9 832         7 005
 Foreign exchange losses                                                 1 412           592         4 961         3 018
                                                                  ------------- ------------- ------------- -------------
 Total financial charges                                                 3 432         2 092        14 793        10 023

Financial expense,  net                                          (euro)(1 777)  (euro)(1 436)(euro)(10 884) (euro)(7 201)
                                                                  ============= ============= ============= =============

                                                                      Three months ended         Twelve months ended
                                                                         December 31,                December 31,
                                                                  --------------------------- ---------------------------
                                                                      2002          2003          2002          2003
                                                                  ------------- ------------- ------------- -------------
NOTE C- DETAIL OF INCOME TAX EXPENSE
Deferred tax (expense) credit                                     (euro) (127)    (euro) 781  (euro) (117)    (euro) 548
Income tax expense                                                       (720)         (187)       (3 324)       (2 530)
                                                                  ------------- ------------- ------------- -------------
Total income tax (expense) credit                                 (euro) (847)    (euro) 594 (euro)(3 441)(euro) (1 982)
                                                                  ============= ============= ============= =============

                                  US GAAP ANNEX

                                  GENESYS S.A.
                      U.S. GAAP CONSOLIDATED BALANCE SHEETS

                                                                                                    December 31,
                                                                                    -------------------------------------------
                                                                                            2002                      2003
                                                                                    ---------------------- --------------------
                                      ASSETS                                         (in thousands of Euros, except share data)
Current assets:
  Cash and cash equivalents                                                         (euro)          9,976  (euro)      15,574

  Short-term portion of restricted cash                                                                 -               3,371

  Accounts receivable, less allowances of(euro)3,502 and(euro)2,537
   at December 31, 2002 and 2003, respectively                                                     35,930              30,206

  Inventory                                                                                            72                  29

  Prepaid expenses                                                                                  1,874               2,286

  Other current assets                                                                              5,261               8,856
                                                                                    ---------------------- --------------------

  Total current assets                                                                             53,113              60,322

  Property and equipment, net                                                                      32,234              27,284

  Goodwill, net                                                                                    79,963              75,047

  Customer lists, net                                                                              77,594              42,774

  Technology, net                                                                                     630                 350

  Other intangibles, net                                                                               26                   2

  Investment in affiliated company                                                                    118                 141

  Deferred tax assets                                                                                 361                 840

  Deferred financing costs, net                                                                     3,797               2,531

  Other assets                                                                                      1,897               1,824

  Long-term portion of restricted cash                                                                  -               2,722

                                                                                    ---------------------- --------------------
    Total assets                                                                    (euro)         249,733 (euro)      213,837
                                                                                    ====================== ====================

                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdrafts                                                                                   3,417               3,850


  Accounts payable                                                                                 14,344               8,676

  Accrued liabilities                                                                               7,178               6,627

  Accrued compensation                                                                              6,555               6,519

  Tax payable                                                                                       8,998               9,092

  Deferred revenue                                                                                    352                  88

  Current portion of long-term debt                                                                 1,143              18,564

  Current portion of capitalized lease obligations                                                    191                  55

  Current portion of deferred tax liability                                                         3,097               2,143

  Current portion of other long-term liability                                                      2,284               1,740

  Other current liabilities                                                                         1,759               3,242
                                                                                    ---------------------- --------------------

    Total current liabilities                                                                      49,318              60,596

Long-term portion of long-term debt                                                               120,165              82,814

Long-term portion of capitalized lease obligations                                                    149                 107

Long-term portion of deferred tax liability                                                        20,666              11,504

Other long-term liability                                                                           6,644               3,173

Commitments and contingencies                                                                           -                   -

  Shareholders' equity:
   Ordinary shares; (euro)5.00 nominal value and 15,409,933 shares issued and outstanding at December 31, 2002 and (euro)1.00 nominal value
     and 18,307,756 shares issued and outstanding at December 31, 2003                             77,050              18,308

  Common shares to be issued :(euro)5.00 nominal value and 137,347 shares                               -
  at December 31, 2002 and(euro)1.00 nominal value and
   65,067 shares at December 31, 2003                                                                 687                  65

 Additional paid-in capital                                                                       194,217             197,611

 Accumulated other comprehensive income                                                             6,980              15,372

 Deferred compensation                                                                               (220)               (322)

 Accumulated deficit                                                                             (225,172)           (174,640)
                                                                                    ---------------------- --------------------
                                                                                                   53,542              56,394

  Less cost of treasury shares : 22,131 shares at December 31, 2002 and 2003                         (751)               (751)
                                                                                    ---------------------- --------------------
  Total shareholders' equity                                                                       52,791              55,643
                                                                                    ---------------------- --------------------
Total liabilities and shareholders' equity                                         (euro)         249,733   (euro)    213,837
                                                                                    ====================== ====================

                                  GENESYS S.A.
                 U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
                        (in thousands, except share data)

                                                   Three Months ended December 31,        Year ended December 31,
                                                 ---------------------------------------------------------------------
                                                       2002               2003              2002            2003
                                                 ---------------------------------------------------------------------
                                                                         (in thousands, except share data)
 Revenue :

  Services                                       (euro)      46,233    (euro)  35,233   (euro) 199,068  (euro)159,155

  Products                                                      169                50            1,595            345
                                                 ---------------------------------------------------------------------
                                                             46,402            35,284          200,663        159,500

 Cost of revenue :

  Services                                                   20,355            12,372           86,193         56,936

  Products                                                      136                 8            1,250            207
                                                 ---------------------------------------------------------------------

                                                             20,491            12,380           87,443         57,143

                                                 ---------------------------------------------------------------------
 Gross profit
                                                            25,911            22,904          113,220        102,357

 Operating expenses :

  Research and development                                    1,127             1,055            4,734          4,183

  Selling and marketing                                      10,776             8,934           49,976         37,394

  General and administrative                                 14,040             9,299           56,487         37,729

  Non-recurring charge                                          665             1,115            4,336          1,115

  Impairment of goodwill and other intangibles               93,613            28,057           93,613         28,057

  Amortization of goodwill and other intangibles              2,617             1,761           13,888          9,595
                                                 ---------------------------------------------------------------------
 Total operating expenses                                   122,838            50,221          223,034        118,073


 Operating loss                                            (96,927)          (27,317)        (109,814)       (15,716)

 Financial income (expense)

  Interest income                                                 -                24               99            219

  Interest expense                                          (1,553)           (1,261)          (9,256)        (6,818)

  Foreign exchange gain (loss)                                2,736           (1,936)            1,276          3,679

  Other financial income (expense), net                       (277)             (724)          (1,106)        (1,581)
                                                 ---------------------------------------------------------------------
 Financial expense, net
                                                               906           (3,898)          (8,987)        (4,501)


 Equity in loss of affiliated company                            7                11              (8)             22

                                                 ---------------------------------------------------------------------
 Loss before taxes
                                                          (96,015)          (31,204)        (118,809)       (20,195)


 Income tax (expense) / credit                               4,023             8,930            5,043          8,842

                                                 ---------------------------------------------------------------------
 Net loss                                          (euro) (91,992)  (euro)  (22,274) (euro) (113,766) (euro) (11,353)

                                                ======================================================================

                                                ----------------------------------------------------------------------

Basic and diluted net loss per share               (euro)    (5.92)    (euro)  (1.21)   (euro)  (7.32)  (euro) (0.69)
                                                ======================================================================

Number of shares used in computing basic
 and diluted net loss per share                          15,547,280        18,364,462       15,541,898     16,579,986


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 31, 2004

                                  GENESYS SA


                                  By: /s/ Francois Legros
                                  --------------------------------------------
                                  Name:  Francois Legros
                                  Title:  Chairman and Chief Executive Officer